[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 21, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triumph Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 13, 2016
File No. 333-213169

Dear Mr. King:

On behalf of Triumph Bancorp, Inc., a Texas corporation (“Triumph” or the “Company”), we are submitting this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 filed with the Commission on September 13, 2016 (the “Registration Statement”) contained in your letter dated September 20, 2016 (the “Comment Letter”).

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed electronically via the EDGAR system today.

We have responded to your comment below. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and correspond to the numbered comment contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Description of Purchase Contracts, page 29

1.	We note your response to comment three and your revised disclosure. The revised disclosure indicates that the purchase contracts may be settled in cash by “reference or linkage to the value, performance or level of our common stock or preferred stock.” Given that these contracts are not intended to be physically settled, please provide us with your legal analysis as to whether these contracts should be characterized as security-based swaps.

Response: We confirm on behalf of the Company that the Company will not issue under the Registration Statement any purchase contracts that are not settled by physical delivery of securities of the Company. Accordingly, the Company has revised page 29 of the Registration Statement to expressly state that any purchase contracts issued by the Company will be physically settled by delivery of debt securities, preferred stock, depositary shares or common stock of the Company. Because the sale of the purchase contracts described in Comment No. 1 is no longer being registered, we respectfully believe that the legal analysis requested above is no longer applicable.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Mark F. Veblen
Mark F. Veblen

cc:	Aaron P. Graft (Triumph Bancorp, Inc.)
Adam D. Nelson (Triumph Bancorp, Inc.)